UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q14

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 416 BILLION FOR THE THIRD QUARTER OF 2014 (COP 432 PER SHARE - USD 0.85 PER ADR). NET INCOME REPRESENTS AN INCREASE OF 28% COMPARED TO THE SAME QUARTER OF LAST YEAR. THE CUMULATIVE NET INCOME AS OF SEPTEMBER 2014 WAS 1,391 BILLION AND INCREASED 36% COMPARED WITH THE CUMMULATIVE NET INCOME AS OF SEPTEMBER 2013

•	The bank showed a sustained growth in the loan portfolio during 3Q14. Bancolombia’s loan portfolio grew 3.3% during the quarter and 23.8% during the last twelve months. The annual growth was explained, 16.4% by the contribution of Banistmo (formerly HSBC Panama) and 7.4% by the organic growth of the existing operation prior to this acquisition.

•	The balance sheet remains strong. Loan loss reserves represented 4.6% of total gross loans and 148% of 30-day past due loans at the end of 3Q14 or 268% of 90-day past due loans. The capital adequacy ratio ended the quarter at 13.9% with a Tier 1 of 8.5%. These ratios indicate that Bancolombia has enough reserves and capital to maintain its operation and develop its business plan.

•	Past due loans as a percentage of total loans remained stable in 3Q14. Past due loans as a percentage of total gross loans were 3.1% on a 30-day basis and 1.7% on a 90-day basis. Net provision charges for past due loans and foreclosed assets totaled COP 384 billion, which represents 1.61% of gross loans when annualized.

•	Fees increased 4.3% during the quarter and 23% during the last 12 months. Net income from fees grew mainly driven by a greater number of credit and debit cards and by the distribution of insurance products through the bank’s network.

•	Total cumulative operating income increased faster than the cumulative operating expenses, and efficiency continues its trend of improvement. During the first 9 months of the year, operating income increased 24.9% and operating expenses increased 9.3%, indicating an improvement in the efficiency ratio. Operating expenses represented 3.9% of total assets, down from 4.2% one year ago.

•	The bank maintained its liquidity position and the funding cost remained at low levels. The annualized average weighted cost of deposits was 2.3% in 3Q14, compared with the 2.2% of 2Q14 and lower than the 2.7% for 3Q13. Deposits increased 2.9% during the quarter and 19.7% compared to 3Q13, and the ratio of net loans to deposits ended at 102%. This annual growth in deposits was explained, 16.3% by the contribution of Banistmo and 3.4% by the organic growth of the existing operation prior to this acquisition.

November 10, 2014. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 2014.

For the quarter ended on September 30, 2014 (“3Q14”), Bancolombia reported consolidated net income of COP 416 billion, or COP 432 per share - USD 0.85 per ADR. Net income represents a decrease of 11% as compared to the results for the quarter ended on June 30, 2014 (“2Q14”) and an increase of 28% as compared to the results for the quarter ended on September 30, 2013 (“3Q13”).

Bancolombia ended 3Q14 with COP 135,508 billion in assets, 4.9% greater than those at the end of 2Q14 and 19.2% greater than those at the end of 3Q13. At the same time, liabilities totaled COP 119,542 billion, increasing 5% as compared to the figure presented in 2Q14 and 17.6% as compared to 3Q131.

1This report corresponds to the consolidated financial statements of BANCOLOMBIA S.A. and its affiliates (“BANCOLOMBIA” or “The Bank”) of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendencia Financiera de Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank's principal accounting policies in the quarter ended September 30, 2014. The statements of income for the quarter ended September 30, 2014 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate October 1, 2014 $2,022 = US$ 1

1

3Q14

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	3Q13	2Q14	3Q14	3Q14/2Q14	3Q14/3Q13
ASSETS
Loans and financial leases, net	74,727,617	89,538,026	92,507,172	3.32%	23.79%
Investment securities, net	14,523,348	11,836,684	13,185,442	11.39%	-9.21%
Other assets	24,417,371	27,804,029	29,815,456	7.23%	22.11%
Total assets	113,668,336	129,178,739	135,508,070	4.90%	19.21%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	72,013,506	83,766,009	86,218,658	2.93%	19.73%
Non-interest bearing	9,217,936	12,805,473	13,089,813	2.22%	42.00%
Interest bearing	62,795,570	70,960,536	73,128,845	3.06%	16.46%
Other liabilities	29,655,143	30,053,995	33,323,166	10.88%	12.37%
Total liabilities	101,668,649	113,820,004	119,541,824	5.03%	17.58%
Shareholders' equity	11,999,687	15,358,735	15,966,246	3.96%	33.06%
Total liabilities and shareholders' equity	113,668,336	129,178,739	135,508,070	4.90%	19.21%

Interest income	1,979,128	2,230,096	2,298,607	3.07%	16.14%
Interest expense	758,928	750,062	814,948	8.65%	7.38%
Net interest income	1,220,200	1,480,034	1,483,659	0.24%	21.59%
Net provisions	(289,233)	(335,210)	(384,219)	14.62%	32.84%
Fees and income from service, net	460,540	541,679	564,911	4.29%	22.66%
Other operating income	217,172	259,965	279,302	7.44%	28.61%
Total operating expense	(1,143,502)	(1,250,997)	(1,240,468)	-0.84%	8.48%
Goodwill amortization	(12,745)	(50,831)	(51,519)	1.35%	304.23%
Non-operating income, net	(4,687)	3,809	(75,439)	-2080.55%	1509.54%
Income tax expense	(123,820)	(181,165)	(160,711)	-11.29%	29.79%
Net income	323,925	467,284	415,516	-11.08%	28.28%

PRINCIPAL RATIOS	Quarter			As of
	3Q13	2Q14	3Q14	Sep-13	Sep-14
PROFITABILITY
Net interest margin (1)	5.27%	5.64%	5.58%	5.55%	5.59%
Return on average total assets (2)	1.16%	1.44%	1.26%	1.30%	1.42%
Return on average shareholders´ equity (3)	10.95%	12.34%	10.62%	11.66%	12.70%
EFFICIENCY
Operating expenses to net operating income	60.92%	57.06%	55.50%	60.24%	55.61%
Operating expenses to average total assets	4.15%	4.02%	3.92%	4.29%	3.89%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.56%	11.89%	11.78%
Technical capital to risk weighted assets	15.30%	13.48%	13.94%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS (USD)	0.80	1.03	0.85
Net income per share $COP	380.27	485.83	432.01
P/BV ADS (4)	1.95	1.70	1.73
P/BV Local (5) (6)	1.91	1.66	1.67
P/E (7)	17.83	13.81	16.29
ADR price (8)	57.54	57.80	56.72
Common share price (8)	26,900	26,540	27,680
Shares outstanding (9)	851,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	1,908.29	1,881.19	2,022.00

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

3Q14

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2014, Bancolombia’s assets totaled COP 135,508 billion, which represents an increase of 4.9% compared to 2Q14 and of 19.2% compared to 3Q13. The annual growth was explained, 14.8% by the contribution of Banistmo and, 4.4% by the organic growth of the existing operation prior to this acquisition.

The increase in assets in the quarter was explained by the 7.5% depreciation of the COP versus the USD. The annual growth of assets was mainly explained by the consolidation of Banistmo’s assets in 4Q13 and the organic growth of loans and finance leases, which represented 68.3% of the assets at the end of 3Q14.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP			Amounts in USD converted to COP			Amounts in USD (thousands)			Total
(1 USD = 2022 COP)		3Q14/2Q14	3Q14/3Q13		3Q14/2Q14	3Q14/3Q13		3Q14/2Q14	3Q14/3Q13		3Q14/2Q14	3Q14/3Q13
Net investment securities	9,565,684	22.75%	-2.00%	3,619,758	-10.49%	-24.00%	1,790,187	-16.73%	-27.57%	13,185,442	11.39%	-9.21%
Gross Loans	66,061,473	0.75%	8.73%	30,911,005	9.52%	75.06%	15,287,342	1.89%	66.82%	96,972,478	3.39%	23.66%
Commercial loans	36,676,968	0.03%	7.71%	20,497,237	9.58%	51.71%	10,137,110	1.95%	44.57%	57,174,205	3.25%	20.21%
Consumer loans	12,284,157	-0.01%	4.39%	4,879,428	9.13%	107.86%	2,413,169	1.53%	98.07%	17,163,585	2.43%	21.60%
Small business loans	465,353	5.36%	27.22%	129,690	5.27%	368.67%	64,139	-2.06%	346.61%	595,043	5.34%	51.23%
Mortgage loans	7,232,152	2.84%	15.63%	4,190,416	10.20%	399.53%	2,072,411	2.52%	376.02%	11,422,568	5.42%	61.03%
Finance lease	9,402,843	2.85%	13.03%	1,214,234	8.29%	30.24%	600,511	0.75%	24.11%	10,617,077	3.4%	14.8%
Allowance for loan losses	(3,727,545)	3.64%	11.15%	(737,761)	12.08%	119.82%	(364,867)	4.27%	109.48%	(4,465,306)	4.94%	21.03%
Net total loans and fin. leases	62,333,928	0.58%	8.58%	30,173,244	9.46%	74.20%	14,922,475	1.84%	66.00%	92,507,172	3.32%	23.79%
Operating leases, net	3,304,732	6.40%	20.85%	99,408	-0.36%	8.45%	49,163	-7.30%	3.34%	3,404,140	6.19%	20.45%
Total assets	84,958,549	-5.96%	1.88%	50,549,521	30.17%	66.94%	24,999,763	21.10%	59.08%	135,508,070	4.90%	19.21%
Total deposits	58,986,517	-0.71%	1.19%	27,232,141	11.80%	98.44%	13,467,923	4.02%	89.10%	86,218,658	2.93%	19.73%
Total liabilities	70,461,924	-7.62%	-2.33%	49,079,900	30.73%	66.23%	24,272,948	21.63%	58.41%	119,541,824	5.03%	17.58%

The most relevant aspects regarding the evolution of the loan portfolio during 3Q14 were:

•          The growth of commercial, mortgage loans and financial leases in Colombia during 3Q14 indicate a moderate credit demand.

•          Net loans in USD correspond to loans originated in Colombia (USD 3,911 million, 26%), El Salvador (USD 2,753 million, 18%), Panamá (USD 7,806 million, 52%), and other countries (USD 453 million, 3%). USD denominated loans represented 32% of total loans as of 3Q14.

•          COP depreciated 7.5% versus USD during 3Q14 and 6.0% in the last 12 months.

•          Mortgage loans denominated in COP presented a dynamic performance, growing 15.6% year on year. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 37% of the mortgage loans at the end of 3Q14.

•          Financial leases, of which 89% are denominated in COP, increased 3.4% during the quarter and 14.8% as compared to 3Q13. Operating leases, net of depreciation, increased 6.2% during 3Q14 and 20.5% in the last 12 months. These two products are mainly used by enterprises in order to finance equipment, commercial real estate and commercial vehicles.

3

3Q14

When analyzing the loan portfolio according to the customer categories established by Bancolombia in order to manage its commercial strategy (see table below), it becomes clear that commercial loans led the growth during 3Q14, as they increased 3.4% with respect to 2Q14. The growth is explained by the credit demand for business investment. This is the segment that contributes the most to the nominal growth of the total loan book. Consumer and SMEs loans increased by 2.6% when compared with 2Q14, which indicates a sustained credit demand compared with the growth in previous quarters.

Total reserves (allowances in the balance sheet) for loan losses increased by 4.9% during 3Q14 and totaled COP 4,465 billion, or 4.6% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth		% of Total	% of
(COP million)	Sep-13	Jun-14	Sep-14	3Q14/2Q14	3Q14/3Q13	loans	Category
CORPORATE
Working capital loans	34,072,869	36,092,150	36,701,603	1.69%	7.72%	37.85%	81.40%
Funded by domestic development banks	417,679	533,495	669,552	25.50%	60.30%	0.69%	1.48%
Trade Financing	2,076,044	6,735,616	7,510,348	11.50%	261.76%	7.74%	16.66%
Overdrafts	239,602	208,525	158,869	-23.81%	-33.69%	0.16%	0.35%
Credit Cards	42,252	47,239	50,156	6.17%	18.71%	0.05%	0.11%
TOTAL CORPORATE	36,848,446	43,617,025	45,090,528	3.38%	22.37%	46.50%	100.00%
RETAIL AND SMEs
Working capital loans	9,534,830	10,415,341	11,095,140	6.53%	16.36%	11.44%	37.18%
Personal loans	7,850,183	9,470,435	9,818,860	3.68%	25.08%	10.13%	32.90%
Loans funded by domestic development banks	1,086,850	1,238,278	839,804	-32.18%	-22.73%	0.87%	2.81%
Credit Cards	4,041,083	4,765,605	4,849,751	1.77%	20.01%	5.00%	16.25%
Overdrafts	315,850	330,561	330,077	-0.15%	4.50%	0.34%	1.11%
Automobile loans	2,284,997	2,621,399	2,653,184	1.21%	16.11%	2.74%	8.89%
Trade Financing	110,153	235,204	255,488	8.62%	131.94%	0.26%	0.86%
TOTAL RETAIL AND SMEs	25,223,946	29,076,823	29,842,304	2.63%	18.31%	30.77%	100.00%
MORTGAGE	7,093,610	10,835,105	11,422,568	5.42%	61.03%	11.78%	100.00%
FINANCIAL LEASES	9,250,968	10,263,998	10,617,078	3.44%	14.77%	10.95%	100.00%
Total loans and financial leases	78,416,970	93,792,951	96,972,478	3.39%	23.66%	100.00%	100.00%
Allowance for loan losses	(3,689,353)	(4,254,925)	(4,465,306)	4.94%	21.03%
Total loans and financial leases, net	74,727,617	89,538,026	92,507,172	3.32%	23.79%

1.3.	Investment Portfolio

As of September 30, 2014, Bancolombia’s net investment portfolio totaled COP 13,185 billion, 11.4% higher than that reported in 2Q14 and 9.2% lower when compared to that reported in 3Q13. This annual decrease is the result of the bank's strategy to reduce its securities portfolio, which consisted primarily of debt securities, which represented 86.1% of Bancolombia’s total investments and 8.4% of assets at the end of 3Q14. Investments denominated in USD totaled USD 1,790 million and represented 27% of the investment portfolio.

Additionally, the Bank had COP 720 billion in net mortgage backed securities, which represented 5.5% of the investment portfolio and give a tax benefit to the bank.

At the end of 3Q14, the investments in debt securities had a duration of 20.7 months and a yield to maturity of 4.97%.

4

3Q14

1.4.	Goodwill

As of 3Q14, Bancolombia’s goodwill totaled COP 3,604 billion, increasing 5.9% compared to the amount reported in 2Q14 and 528.3% compared to 3Q13. This annual variation is explained by the acquisition of Banistmo which generated goodwill of approximately 1.500 million USD, and the quarterly increase is explained by the depreciation of the peso against the dollar during the quarter. Under Colombian GAAP, goodwill is amortized within a maximum period of 20 years.

1.5.	Funding

As of September 30, 2014, Bancolombia’s liabilities totaled COP 119,542 billion, increasing 5.0% compared to 2Q14 and 17.6% compared to 3Q13. The annual growth was explained, 14.2% by the contribution of Banistmo and 3.4% by the organic growth of the existing operation prior to this acquisition.

Deposits totaled COP 86,219 billion (or 72.1% of liabilities) at the end of 3Q14, increasing 2.9% during the quarter and 19.7% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 102% at the end of 3Q14, increasing compared to the 101% reported in 2Q14, and the 98% reported in 3Q13.

Bancolombia´s funding strategy during the quarter was to reduce the most expensive deposits and liabilities while maintaining the liquidity position. This strategy allowed the bank to keep at low levels the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix	3Q13		2Q14		3Q14
COP Million
Checking accounts	11,664,539	12%	15,547,510	15%	15,689,961	14%
Saving accounts	29,406,525	30%	33,686,393	31%	34,319,854	30%
Time deposits	30,227,429	31%	33,537,537	30%	35,322,572	31%
Other deposits	715,013	1%	994,569	1%	886,271	1%
Long term debt	12,331,172	13%	11,826,291	11%	12,555,127	11%
Loans with banks	12,509,301	13%	11,583,660	12%	14,527,812	13%
Total Funds	96,853,979	100%	107,175,960	100%	113,301,597	100%

At the end of 3Q14, Bancolombia had outstanding bonds for USD 3,464 million in international markets and for COP 5,552 billion in local markets. The maturities of these bonds range from 2 to 20 years.

5

3Q14

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q14 was COP 15,966 billion, increasing 33.1% or COP 3,967 billion, with respect to the COP 12,000 billion reported at the end of 3Q13 as a result of the proceeds of the issuance of 110 million shares in March 2014, which totaled COP 2,656 billion, and the appropriation of 2013 earnings.

Bancolombia’s capital adequacy ratio was 13.94%, 46 basis points above the 13.48% for 2Q14 and 136 basis points below the 15.30% at the end of 3Q13. The annual decrease in this ratio was due to the incorporation of Banistmo’s risk weighted assets and the goodwill deduction generated in this acquisition.

Bancolombia’s capital adequacy ratio was 494 basis points above the minimum 9% required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.47%, 397 basis points above the regulatory minimum of 4.5% . The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 9.0% at the end of 3Q14.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q13%		2Q14%		3Q14%
Basic capital (Tier I)	9,522,134	10.12%	9,807,038	8.96%	9,689,180	8.47%
Additional capital (Tier II)	4,873,451	5.18%	4,946,263	4.52%	6,253,430	5.47%
Technical capital (1)	14,395,585		14,753,301		15,942,611
Risk weighted assets included market risk	94,070,332		109,416,678		114,368,669
CAPITAL ADEQUACY (2)	15.30%		13.48%		13.94%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

6

3Q14

2.	INCOME STATEMENT

Net income totaled COP 416 billion in 3Q14, or COP 432 per share - USD 0.85 per ADR. This net income represents a decrease of 11.1% compared to 2Q14 and an increase of 28.3% compared to 3Q13. Bancolombia’s annualized ROE was 12.7% for 3Q14.

2.1.	Net Interest Income

Net interest income totaled COP 1,484 billion in 3Q14, 0.2% higher than that reported in 2Q14, and 21.6% higher than the figure for 3Q13. The performance of this line was driven by higher loan volumes.

During 3Q14, the investment portfolio generated COP 79 billion, product of the good performance of the Colombian government debt securities.

Net Interest Margin

The annualized net interest margin remained stable in 3Q14 at 5.6%.

The annualized net interest margin for investments was 0.0%, lower than the 0.2% of 2Q14 and the annualized net interest margin of the loan portfolio, financial leases, overnight funds and interbank loans was 6.2%, lower than the 6.3% of 2Q14. The lower NIMs were explained by the increase in the funding cost due to the premium paid in the advanced redemption of the USD denominated 2016 senior notes.

Annualized Interest
Margin	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14
Loans' Interest margin	7.1%	6.9%	6.6%	6.4%	6.2%	6.0%	6.1%	6.3%	6.2%
Debt investments' margin	4.0%	2.9%	8.0%	-5.1%	-0.4%	0.1%	1.8%	0.2%	0.0%
Net interest margin	6.6%	6.3%	6.8%	4.7%	5.3%	5.3%	5.5%	5.6%	5.6%

The funding cost increased during 3Q14 in line with the increase in the central bank interest rate; however, it remains low due to the liquidity and the management of the liabilities structure, which reduced the most expensive funding sources. Savings and checking accounts slightly decreased their share during the quarter, and the annualized average weighted cost of deposits was 2.3% in 3Q14, increasing compared to the 2.2% for 2Q14 and decreasing compared to the 2.7% for 3Q13.

Average weighted
funding cost	3Q13	2Q14	3Q14
Checking accounts	0.24%	0.17%	0.18%
Time deposits	4.42%	4.08%	4.22%
Saving accounts	2.03%	1.38%	1.45%
Total deposits	2.69%	2.20%	2.32%
Long term debt	6.12%	6.22%	6.35%
Loans with banks	3.27%	3.27%	3.91%
Total funding cost	3.21%	2.78%	2.96%

7

3Q14

2.2.	Fees and Income from Services

During 3Q14, net fees and income from services totaled COP 565 billion, increasing 4.3% with respect to 2Q14 and 22.7% with respect to 3Q13. Fees from credit and debit cards increased 0.1% compared to 2Q14 due to a slight increase in the volume of transactions. Fees from banking services increased 7.3% compared to 2Q14 and 48.5% compared to 3Q13; this line includes fees from insurance distribution throughout the distribution networks in Colombia and in El Salvador. Fees from asset management and trust services increased 2.1% in 3Q14 compared with the previous quarter.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2014
(COP millions)	Aug-13	Aug-14	Growth	Market Share
Bancolombia VISA	1,830,276	1,990,554	8.76%	7.44%
Bancolombia Mastercard	2,240,251	2,465,070	10.04%	9.21%
Bancolombia American Express	2,603,837	2,674,598	2.72%	10.00%
Total Bancolombia	6,674,364	7,130,222	6.83%	26.65%
Colombian Credit Card Market	24,362,156	26,753,295	9.81%

CREDIT CARD MARKET SHARE			%	2014
(Outstanding credit cards)	Aug-13	Aug-14	Growth	Market Share
Bancolombia VISA	446,145	477,296	6.98%	4.92%
Bancolombia Mastercard	555,321	622,223	12.05%	6.42%
Bancolombia American Express	670,632	698,338	4.13%	7.20%
Total Bancolombia	1,672,098	1,797,857	7.52%	18.54%
Colombian Credit Card Market	8,829,434	9,694,995	9.80%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 279 billion in 3Q14, 7.4% higher than that of 2Q14, and 28.6% higher than in 3Q13. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

During 3Q14 the bank received COP 5.1 billion in dividends from companies in which Bancolombia and its subsidiaries have interests, especially from Concesiones CCFC LTDA. (COP 3.2 billion) and Reintegra S.A. (COP 1.9 billion).

Revenues aggregated in the communication, rent and others line totaled COP 150 billion in 3Q14, which is 3.6% higher as compared to 2Q14 and 21.6% higher as compared to those in 3Q13. This line includes revenues from commercial discounts and operating leases payments, which have increased as this product grows.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 3.018 billion at the end of 3Q14and represented 3.1% of total gross loans for 3Q14, remaining stable compared to the 3.1% reported in 2Q14 and increasing compared to the 2.7% reported in 3Q13. Charge-offs totaled COP 256 billion in 3Q14.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 148% at the end of 3Q14, remaining stable with respect to the 148% of 2Q14 and decreasing with respect to the 175% of 3Q13. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 114% at the end of 3Q14, decreasing with respect to the 116% reported in 2Q14 and the 120% reported in 3Q13.

8

3Q14

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 404 billion in 3Q14, which represented 0.4% of the loan portfolio at the beginning of the quarter, increasing with respect to the COP 173 billion in 2Q14.

Provision charges (net of recoveries) totaled COP 384 billion in 3Q14. Provisions as a percentage of the average gross loans were 1.61% for 3Q14.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,465 billion, or 4.60% of total loans at the end of 3Q14. This proportion increased with respect to the 4.54% presented at the end of 2Q14, and decreased with respect to the 4.70% for 3Q13.

The following tables present key metrics related to asset quality:

ASSET QUALITY		As of		Growth
( COP millions)	Sep-13	Jun-14	Sep-14	3Q14/2Q14	3Q14/3Q13
Total performing past due loans (1)	692,137	1,087,239	1,091,904	0.43%	57.76%
Total non-performing past due loans	1,411,940	1,783,152	1,925,794	8.00%	36.39%
Total past due loans	2,104,077	2,870,391	3,017,698	5.13%	43.42%
Allowance for loans interest losses	3,689,353	4,254,925	4,465,306	4.94%	21.03%
Past due loans to total loans	2.68%	3.06%	3.11%
Non-performing loans as a percentage of total loans	1.80%	1.90%	1.99%
“C”, “D” and “E” loans as a percentage of total loans	3.91%	3.92%	4.03%
Allowances to past due loans (2)	175.34%	148.24%	147.97%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	120.33%	115.68%	114.22%
Allowance for loan losses as a percentage of non-performing loans (2)	261.30%	238.62%	231.87%
Allowance for loan losses as a percentage of total loans	4.70%	4.54%	4.60%
Percentage of performing loans to total loans	98.20%	98.10%	98.01%

(1)         "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)         Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category (30 days)	% Of loan Portfolio	3Q13	2Q14	3Q14
Commercial loans	58.96%	1.55%	1.79%	1.96%
Consumer loans	17.70%	4.80%	5.11%	4.92%
Microcredit	0.61%	10.30%	9.15%	8.52%
Mortgage loans	11.78%	6.13%	6.81%	6.12%
Finance lease	10.95%	2.31%	2.26%	2.87%
PDL TOTAL	100.00%	2.68%	3.06%	3.11%

PDL Per Category (90 days)	% Of loan Portfolio	3Q13	2Q14	3Q14
Commercial loans	58.96%	1.09%	1.20%	1.37%
Consumer loans	17.70%	2.42%	2.42%	2.44%
Microcredit	0.61%	7.27%	5.86%	5.82%
Mortgage loans	11.78%	2.81%	2.43%	2.39%
Finance lease	10.95%	1.33%	1.30%	1.43%
TOTAL LOAN PORTFOLIO	100.00%	1.54%	1.60%	1.72%

9

3Q14

LOANS AND FINANCIAL LEASES CLASSIFICATION	3Q13		2Q14		3Q14
(COP millions)
¨A¨ Normal	73,087,284	93.20%	86,908,547	92.66%	89,670,299	92.47%
¨B¨ Subnormal	2,263,565	2.89%	3,206,314	3.42%	3,392,671	3.50%
¨C¨ Deficient	1,292,074	1.65%	1,520,878	1.62%	1,551,640	1.59%
¨D¨ Doubtful recovery	1,045,062	1.33%	1,267,447	1.35%	1,392,325	1.44%
¨E¨ Unrecoverable	728,985	0.93%	889,765	0.95%	965,543	1.00%
Total	78,416,970	100.00%	93,792,951	100.00%	96,972,478	100.00%
	62249473	1	72188142	1	75933288	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.91%		3.92%		4.03%

2.5.	Operating Expenses

During 3Q14, operating expenses totaled COP 1,240 billion, decreasing 0.8% with respect to 2Q14 and increasing 8.5% with respect to 3Q13.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 451 billion in 3Q14, decreasing 2.4% as compared to 2Q14 and increasing 12.0% as compared to 3Q13. This increase is explained by higher salaries expenses due to the higher number of employees as well as by the 2014 wage increases. In addition, in 3Q14 are reflected 3 months of Banistmo’s expenses that did not exist a year ago prior to the acquisition of the bank.

During 3Q14, administrative expenses totaled COP 618 billion, increasing 0.4% as compared to 2Q14 and 7.0% as compared to 3Q13.

Depreciation expenses totaled COP 139 billion in 3Q14, increasing 4.5% as compared to 2Q14 and 24.9% as compared to 3Q13. The increase in this type of expense is explained by the growth of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

At the end of 3Q14, Bancolombia had 29,773 employees, 1,071 branches and 4,404 ATMs.

10

3Q14

3.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

3Q14

BALANCE SHEET
(COP million)	Sep-13	Jun-14	Sep-14	Last Quarter	Annual	% of Assets	% of Liabilities
ASSETS
Cash and due from banks	8,439,492	8,437,163	10,000,245	18.53%	18.49%	7.38%
Overnight funds and interbank loans	4,267,357	2,665,916	2,776,563	4.15%	-34.93%	2.05%
Total cash and equivalents	12,706,849	11,103,079	12,776,808	15.07%	0.55%	9.43%
Debt securities	13,288,857	10,122,306	11,362,062	12.25%	-14.50%	8.38%
Trading	8,114,463	4,575,682	6,753,862	47.60%	-16.77%	4.98%
Available for Sale	1,555,171	1,859,427	1,742,253	-6.30%	12.03%	1.29%
Held to Maturity	3,619,223	3,687,197	2,865,947	-22.27%	-20.81%	2.11%
Equity securities	1,241,511	1,723,340	1,832,948	6.36%	47.64%	1.35%
Trading	412,532	380,473	412,407	8.39%	-0.03%	0.30%
Available for Sale	828,979	1,342,867	1,420,541	5.78%	71.36%	1.05%
Allowance for impairment	-7,020	-8,962	-9,568	6.76%	36.30%	-0.01%
Net investment securities	14,523,348	11,836,684	13,185,442	11.39%	-9.21%	9.73%
Commercial loans	47,563,831	55,372,254	57,174,205	3.25%	20.21%	42.19%
Consumer loans	14,115,106	16,756,732	17,163,585	2.43%	21.60%	12.67%
Small business loans	393,456	564,862	595,043	5.34%	51.23%	0.44%
Mortgage loans	7,093,609	10,835,105	11,422,568	5.42%	61.03%	8.43%
Financial leases	9,250,968	10,263,998	10,617,077	3.44%	14.77%	7.84%
Allowance for loan and financial lease losses	-3,689,353	-4,254,925	-4,465,306	4.94%	21.03%	-3.30%
Net total loans and financial leases	74,727,617	89,538,026	92,507,172	3.32%	23.79%	68.27%
Accrued interest receivable on loans and financial leases	622,991	700,926	703,538	0.37%	12.93%	0.52%
Allowance for accrued interest losses	-61,803	-67,905	-67,674	-0.34%	9.50%	-0.05%
Net total interest accrued	561,188	633,021	635,864	0.45%	13.31%	0.47%
Customers' acceptances and derivatives	598,237	639,887	686,176	7.23%	14.70%	0.51%
Accounts receivable, net	1,538,437	1,844,917	1,635,779	-11.34%	6.33%	1.21%
Premises and equipment, net	1,569,253	2,131,447	2,199,503	3.19%	40.16%	1.62%
Foreclosed assets, net	97,581	79,581	88,232	10.87%	-9.58%	0.07%
Prepaid expenses and deferred charges, net	547,638	573,348	557,255	-2.81%	1.76%	0.41%
Goodwill	573,608	3,404,483	3,603,940	5.86%	528.29%	2.66%
Premises and equipment under operating leases, net	2,826,134	3,205,819	3,404,140	6.19%	20.45%	2.51%
Other assets	2,419,752	2,691,243	2,684,675	-0.24%	10.95%	1.98%
Reappraisal of assets	978,694	1,497,204	1,543,084	3.06%	57.67%	1.14%
Total assets	113,668,336	129,178,739	135,508,070	4.90%	19.21%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	9,217,936	12,805,473	13,089,813	2.22%	42.00%	9.62%	10.91%
Checking accounts	8,502,923	11,810,904	12,203,542	3.32%	43.52%	8.97%	10.17%
Other	715,013	994,569	886,271	-10.89%	23.95%	0.65%	0.74%
Interest bearing	62,795,570	70,960,536	73,128,845	3.06%	16.46%	54.00%	61.22%
Checking accounts	3,161,616	3,736,606	3,486,419	-6.70%	10.27%	2.61%	2.96%
Time deposits	30,227,429	33,537,537	35,322,572	5.32%	16.86%	26.07%	29.55%
Savings deposits	29,406,525	33,686,393	34,319,854	1.88%	16.71%	25.33%	28.71%
Total deposits	72,013,506	83,766,009	86,218,658	2.93%	19.73%	63.63%	72.12%
Overnight funds and interbank borrowings	2,185,843	571,022	2,998,783	425.16%	37.19%	2.21%	2.51%
Bank acceptances outstanding and derivatives	455,051	477,339	581,514	21.82%	27.79%	0.43%	0.49%
Other interbank borrowings	6,338,644	6,499,453	7,390,486	13.71%	16.59%	5.45%	6.18%
Borrowings from development and other domestic banks	3,984,814	4,513,185	4,138,543	-8.30%	3.86%	3.05%	3.46%
Accounts payable	1,882,304	2,994,374	2,312,864	-22.76%	22.87%	1.71%	1.93%
Accrued interest payable	561,695	562,039	548,119	-2.48%	-2.42%	0.40%	0.46%
Other liabilities	780,879	1,220,059	1,176,962	-3.53%	50.72%	0.87%	0.98%
Long-term debt	12,331,172	11,826,291	12,555,127	6.16%	1.82%	9.27%	10.50%
Accrued expenses	1,057,542	919,340	1,146,392	24.70%	8.40%	0.85%	0.96%
Minority interest	77,199	470,893	474,376	0.74%	514.48%	0.35%	0.40%
Total liabilities	101,668,649	113,820,004	119,541,824	5.03%	17.58%	88.22%	100.00%
SHAREHOLDERS' EQUITY
Subscribed and paid in capital	425,914	464,495	480,869	3.53%	12.90%	0.35%
Retained earnings	10,748,889	14,009,129	14,554,267	3.89%	35.40%	10.74%
Appropiated	9,820,186	13,033,494	13,163,116	0.99%	34.04%	9.71%
Unappropiated	928,703	975,635	1,391,151	42.59%	49.80%	1.03%
Reappraisal of assets	829,433	895,980	935,174	4.37%	12.75%	0.69%
Gross unrealized net gain on investments	-4,549	-10,869	-4,064	-62.61%	-10.66%	0.00%
Total shareholder's equity	11,999,687	15,358,735	15,966,246	3.96%	33.06%	11.78%

12

3Q14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-13	Sep-14	Sep-14/Sep-13	3Q13	2Q14	3Q14	3Q14/2Q14	3Q14/3Q13
Interest income and expenses
Interest on loans	4,909,261	5,739,200	16.91%	1,661,695	1,908,098	1,972,374	3.37%	18.70%
Interest on investment securities	390,132	320,822	-17.77%	95,030	86,584	78,760	-9.04%	-17.12%
Overnight funds and interbank loans	17,930	31,214	74.09%	6,375	7,536	12,565	66.73%	97.10%
Financial leases	661,678	690,217	4.31%	216,028	227,878	234,908	3.08%	8.74%
Total interest income	5,979,001	6,781,453	13.42%	1,979,128	2,230,096	2,298,607	3.07%	16.14%
Interest expense
Checking accounts	22,284	22,082	-0.91%	7,377	7,201	7,256	0.76%	-1.64%
Time deposits	973,405	1,053,737	8.25%	319,342	336,180	363,413	8.10%	13.80%
Savings deposits	500,533	364,796	-27.12%	151,586	115,424	123,147	6.69%	-18.76%
Total interest on deposits	1,496,222	1,440,615	-3.72%	478,305	458,805	493,816	7.63%	3.24%
Interbank borrowings	46,501	95,026	104.35%	22,887	30,930	28,835	-6.77%	25.99%
Borrowings from development and other domestic banks	164,756	182,059	10.50%	55,717	59,791	57,582	-3.69%	3.35%
Overnight funds	41,991	73,107	74.10%	9,965	12,018	41,211	242.91%	313.56%
Long-term debt	569,519	572,392	0.50%	192,054	188,518	193,504	2.64%	0.75%
Total interest expense	2,318,989	2,363,199	1.91%	758,928	750,062	814,948	8.65%	7.38%
Net interest income	3,660,012	4,418,254	20.72%	1,220,200	1,480,034	1,483,659	0.24%	21.59%
Provisions for loans and accrued interest losses and other receivables , net	(1,066,217)	(1,155,698)	8.39%	(326,879)	(389,500)	(429,151)	10.18%	31.29%
Recovery of charged-off loans	161,984	158,451	-2.18%	52,279	58,373	55,142	-5.54%	5.48%
Provision for foreclosed assets and other assets	(115,455)	(99,421)	-13.89%	(32,281)	(28,919)	(29,616)	2.41%	-8.26%
Recovery of provisions for foreclosed assets and other assets	62,007	69,716	12.43%	17,648	24,836	19,406	-21.86%	9.96%
Total net provisions	(957,681)	(1,026,952)	7.23%	(289,233)	(335,210)	(384,219)	14.62%	32.84%
Net interest income after provision for loans and accrued interest losses	2,702,331	3,391,302	25.50%	930,967	1,144,824	1,099,440	-3.96%	18.10%
Commissions from banking services	364,933	519,770	42.43%	123,366	170,788	183,259	7.30%	48.55%
Electronic services and ATM fees	57,945	74,349	28.31%	19,243	22,520	26,192	16.31%	36.11%
Branch network services	96,846	109,040	12.59%	34,696	35,552	38,506	8.31%	10.98%
Collections and payments fees	206,004	246,825	19.82%	71,232	83,501	87,449	4.73%	22.77%
Credit card merchant fees	5,598	8,935	59.61%	2,490	(373)	6,358	1804.56%	155.34%
Credit and debit card fees	505,328	583,150	15.40%	170,889	193,675	193,928	0.13%	13.48%
Checking fees	52,608	50,908	-3.23%	17,577	17,178	15,813	-7.95%	-10.04%
Trust activities	158,948	154,911	-2.54%	46,730	50,933	52,005	2.10%	11.29%
Brokerage fees	49,737	43,068	-13.41%	11,651	15,243	16,045	5.26%	37.71%
Check remittances	16,027	32,614	103.49%	5,618	12,753	11,029	-13.52%	96.32%
International wire transfers	45,668	61,658	35.01%	19,901	19,826	21,253	7.20%	6.79%
Fees and other service income	1,559,642	1,885,228	20.88%	523,393	621,597	651,837	4.86%	24.54%
Fees and other service expenses	(168,304)	(236,316)	40.41%	(62,853)	(79,918)	(86,926)	8.77%	38.30%
Total fees and income from services, net	1,391,338	1,648,912	18.51%	460,540	541,679	564,911	4.29%	22.66%
Other operating income
Foreign exchange gain (loss), net	31,706	198,146	524.95%	25,989	38,027	127,374	234.96%	390.11%
Gains on forward contracts in foreign currency	19,707	(35,076)	-277.99%	23,802	4,400	(53,433)	-1314.39%	-324.49%
Gains on sales of investments in equity securities	(1,136)	(1,234)	8.63%	(3,205)	(183)	(475)	159.56%	-85.18%
Gains on sales of mortgage loans	25,835	14,447	-44.08%	5,703	4,542	4,800	5.68%	-15.83%
Dividend income	54,605	69,457	27.20%	7,303	18,428	5,149	-72.06%	-29.49%
Income from non-financial subsidiaries	107,288	113,591	5.87%	34,349	41,423	38,745	-6.47%	12.80%
Insurance income	-	7,268		-	8,703	7,255	-16.64%
Communication, postage, rent and others	344,330	433,319	25.84%	123,231	144,625	149,887	3.64%	21.63%
Total other operating income	582,335	799,918	37.36%	217,172	259,965	279,302	7.44%	28.61%
Total income	4,676,004	5,840,132	24.90%	1,608,679	1,946,468	1,943,653	-0.14%	20.82%
Operating expenses
Salaries and employee benefits	1,100,174	1,199,982	9.07%	370,876	398,487	397,268	-0.31%	7.12%
Bonus plan payments	137,820	143,422	4.06%	22,877	51,166	41,194	-19.49%	80.07%
Indemnities benefits	25,570	37,487	46.61%	9,250	12,908	13,029	0.94%	40.85%
Administrative and other expenses	1,668,163	1,768,392	6.01%	577,173	615,543	617,830	0.37%	7.04%
Insurance on deposits, net	101,354	104,214	2.82%	48,446	38,495	24,149	-37.27%	-50.15%
Donation expenses	9,980	10,916	9.38%	3,807	1,664	8,291	398.26%	117.78%
Depreciation	309,970	398,822	28.66%	111,073	132,734	138,707	4.50%	24.88%
Total operating expenses	3,353,031	3,663,235	9.25%	1,143,502	1,250,997	1,240,468	-0.84%	8.48%
Net operating income	1,322,973	2,176,897	64.55%	465,177	695,471	703,185	1.11%	51.17%
Goodwill amortization (1)	40,545	155,725	284.08%	12,745	50,831	51,519	1.35%	304.23%
Non-operating income (expense)
Other income	133,843	129,720	-3.08%	48,712	47,302	43,445	-8.15%	-10.81%
Minority interest	(7,383)	1,342	118.18%	(4,901)	1,162	1,846	58.86%	137.67%
Other expense	(109,458)	(125,175)	14.36%	(48,498)	(44,655)	(31,655)	-29.11%	-34.73%
Previous periods (*)	-	(89,075)		-	-	(89,075)		0.00%
Total non-operating income	17,002	(83,188)	-589.28%	(4,687)	3,809	(75,439)	-2080.55%	1509.54%
Income before income taxes	1,299,430	1,937,984	49.14%	447,745	648,449	576,227	-11.14%	28.70%
Income tax expense	(273,043)	(546,833)	100.27%	(123,820)	(181,165)	(160,711)	-11.29%	29.79%
Net income	1,026,387	1,391,151	35.54%	323,925	467,284	415,516	-11.08%	28.28%

(*) Correction of non-material mistakes for the periods 2012 and 2013, for a total amount of COP 89.075 million, resulting from the double recording of certain securities provided as guarantee by the Bank´s proprietary trading desk. This operational risk was caused by a design flaw in a software created for the purpose of managing the Bank´s securities portfolio. The flaw was duly corrected by the Bank.

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 10, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance